Exhibit 5.1


[LOGO] D(R)                   FOR IMMEDIATE RELEASE
                              FROM DAKTRONICS, INC.

331 32nd Avenue P.O. Box 5128 Brookings, SD 57006 Phone (605) 697-4000
www.daktronics.com
For more information contact Mark Steinkamp or Becky Wittrock at (800) 605-DAKT
(3258)


DAKTRONICS, INC. DECLARES TWO-FOR-ONE STOCK SPLIT


         Brookings, South Dakota - May 24, 2001 - The Board of Directors of Daktronics, Inc. (NASDAQ - DAKT) has approved a two-for-one stock split of the company's outstanding common stock in the form of a stock dividend.

         Stockholders of record at the close of business on June 11, 2001 will receive one additional share for each share of common stock held on that date of record. The company's transfer agent will mail the new stock certificates representing the additional shares on or about June 22, 2001. Daktronics stock will begin trading on the split-adjusted basis on June 25, 2001.

         Currently the company has 9.0 million shares of common stock outstanding. After the split is complete, the company will have 18.0 million shares of common stock outstanding.

         According to Dr. Al Kurtenbach, Daktronics Chairman and CEO, "The Board of Directors authorized the stock split based on the company's strong operating fundamentals and solid financial performance. This stock split will increase the number of shares outstanding, may provide greater liquidity for shareholders, and may result in a broader market for our stock."

         Daktronics, a manufacturer and technical contractor, is one of the world's largest suppliers of electronic scoreboards, computer-programmable displays and large screen video boards. The company has strong leadership positions in electronic scoreboards; outdoor programmable display systems available in LED, incandescent and reflective technologies; and large screen video display and control. Daktronics has installed displays in more than 70 countries. For more information, visit the company's worldwide web site at http://www.daktronics.com, email the company at sales@daktronics.com, call toll-free 888-325-8766 in the U.S., or write to the company at 331 32nd Avenue, P.O. Box 5128, Brookings, SD 57006-5128.

Cautionary Notice: In addition to statements of historical fact, this news release contains forward-looking statements reflecting the company's expectations or beliefs concerning future events, which could materially affect company performance in the future. The company cautions that these and similar statements involve risk and uncertainties including changes in economic and market conditions, management of growth, and other risks noted in the company's SEC filings which may cause actual results to differ materially. Forward-looking statements are made in the context of information available as of the date stated. The company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.


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